UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 6-K
___________________________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 OR 15d-16
of the Securities Exchange Act of 1934

for the Month of May 2024

Commission File Number: 001-40850
___________________________________
Exscientia plc
(Translation of registrant’s name into English)
___________________________________

The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

OTHER EVENTS

On May 21, 2024, Exscientia plc (the “Company”) issued a press release announcing its first quarter financial results. The Company’s unaudited condensed consolidated financial statements as of March 31, 2024 are attached as Exhibit 99.1 and are incorporated by reference herein. The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached as Exhibit 99.2 and is incorporated by reference herein.

The press release is attached as Exhibit 99.3 and is incorporated by reference herein.

The information in the attached Exhibits 99.1 and 99.2 shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-278132) and Form S-8 (File Nos. 333-260315 and 333-278128) and the related prospectuses, as such registration statements and prospectuses, respectively, may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 99.3 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of March 31, 2024 and December 31, 2023 and for the Three Months ended March 31, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months ended March 31, 2024 and 2023
99.3	Press Release, dated May 21, 2024 Exscientia Business Update for First Quarter 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on this 21st day of May, 2024.

EXSCIENTIA PLC

By:	/s/ David Hallett
Name:	David Hallett, Ph.D.
Title:	Interim Chief Executive Officer

Exscientia plc

Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Loss for the three months ended March 31, 2024 and 2023

		Three months ended March 31,
		2024	2023
	Note	£’000	£’000
Revenue	4	5,290	5,761
Cost of sales		(7,407)	(8,456)
Gross loss		(2,117)	(2,695)

Research and development expenses		(23,560)	(33,412)
General administrative expenses		(3,430)	(10,914)
Foreign exchange gains/(losses)		857	(1,193)
Other income	5	1,239	2,604
Operating loss	6	(27,011)	(45,610)

Finance income	7	3,838	3,563
Finance expenses		(260)	(262)
Share of loss of joint venture	12	(541)	(459)
Loss before taxation		(23,974)	(42,768)

Income tax benefit	8	2,967	5,125
Loss for the period		(21,007)	(37,643)

Other comprehensive loss:
Items that may be reclassified to profit or loss
Foreign currency loss on translation of foreign operations		(667)	(476)
Total other comprehensive loss for the period, net of tax		(667)	(476)

Total comprehensive loss for the period		(21,674)	(38,119)

Basic and diluted loss per share (£)	9	(0.17)	(0.31)

The above unaudited condensed consolidated statement of profit or loss and other comprehensive loss should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Financial Position as at March 31, 2024 and December 31, 2023

		March 31, 2024	December 31, 2023
	Note	£’000	£’000
ASSETS

Non-current assets
Goodwill	10	6,105	6,186
Other intangible assets, net	10	26,980	28,459
Property, plant and equipment, net	11	47,287	48,954
Investment in joint venture	12	225	173
Right-of-use assets, net	13	17,850	18,513
Other receivables	14	661	663
Investments in equity instruments	15	2,145	2,145
Deferred tax asset, net		744	690
Total non-current assets		101,997	105,783

Current assets
Trade receivables		437	3,372
Other receivables and contract assets	14	14,054	15,351
Current tax assets		27,152	23,166
Short term bank deposits	15	151,551	103,586
Cash and cash equivalents		178,360	259,463
Total current assets		371,554	404,938

Total assets		473,551	510,721

EQUITY AND LIABILITIES

Capital and reserves
Share capital	16	63	63
Share premium		364,648	364,639
Capital redemption reserve		3	3
Foreign exchange reserve		(175)	492
Share-based payment reserve		37,203	46,984
Fair value reserve		(199)	(199)
Merger reserve		54,213	54,213
Accumulated losses		(125,165)	(110,469)
Total equity attributable to owners of the parent		330,591	355,726

The above unaudited condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Financial Position as at March 31, 2024 and December 31, 2023 (continued)

		March 31, 2024	December 31, 2023
	Note	£’000	£’000
LIABILITIES

Non-current liabilities
Loans		302	306
Lease liabilities	13	16,491	16,221
Deferred tax liability, net		5,421	5,774
Contract liabilities and other advances	17	60,374	65,466
Provisions	18	1,357	2,157
Total non-current liabilities		83,945	89,924

Current liabilities
Trade payables		7,310	11,336
Lease liabilities	13	2,656	2,396
Contract Liabilities and other advances	17	26,791	27,006
Other payables	19	22,258	24,333
Total current liabilities		59,015	65,071

Total liabilities		142,960	154,995

Total equity and liabilities		473,551	510,721

The above unaudited condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Changes in Equity for the three months ended March 31, 2024 and 2023

	Share capital	Share premium	Capital Redemption Reserve	Foreign exchange reserve	Share-based payment reserve	Fair value reserve	Merger Reserve	Retained earnings/ (accumulated losses)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

As at January 1, 2023	61	364,603	3	1,824	35,267	(199)	54,213	23,106	478,878

Loss for the period	—	—	—	—	—	—	—	(37,643)	(37,643)
Foreign exchange loss on translation of subsidiaries	—	—	—	(476)	—	—	—	—	(476)
Total comprehensive loss for the period	—	—	—	(476)	—	—	—	(37,643)	(38,119)

Share-based payment charge	—	—	—	—	6,958	—	—	—	6,958
Exercise of share-based payment awards	1	6	—	—	(1,484)	—	—	1,484	7
As at March 31, 2023	62	364,609	3	1,348	40,741	(199)	54,213	(13,053)	447,724

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Changes in Equity for the three months ended March 31, 2024 and 2023 (continued)

	Share capital	Share premium	Capital Redemption Reserve	Foreign exchange reserve	Share-based payment reserve	Fair value reserve	Merger Reserve	Accumulated losses	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

As at January 1, 2024	63	364,639	3	492	46,984	(199)	54,213	(110,469)	355,726

Loss for the period	—	—	—	—	—	—	—	(21,007)	(21,007)
Foreign exchange loss on translation of subsidiaries	—	—	—	(667)	—	—	—	—	(667)
Total comprehensive loss for the period	—	—	—	(667)	—	—	—	(21,007)	(21,674)

Share-based payment credit	—	—	—	—	(3,396)	—	—	—	(3,396)
Exercise of share-based payment awards*	—	9	—	—	(6,385)	—	—	6,311	(65)
As at March 31, 2024	63	364,648	3	(175)	37,203	(199)	54,213	(125,165)	330,591

*includes amounts transferred from the share-based payment reserve to accumulated losses relating to vested share options that were forfeited during the period, see note 21.

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2024 and 2023

		March 31, 2024	March 31, 2023
	Note	£’000	£’000
Cash flows from operating activities
Loss before tax		(23,974)	(42,768)
Adjustments to reconcile loss before tax to net cash flows from operating activities:
Depreciation of right-of-use assets	13	938	891
Depreciation of property, plant and equipment	11	2,485	1,073
Amortisation of intangible assets	10	1,153	1,171
Loss recognised from joint venture	12	541	459
Finance income	7	(3,838)	(3,563)
Finance expenses		260	262
R&D expenditure tax credits	5	(1,222)	(1,973)
Share-based payment (credit)/charge	21	(3,396)	6,958
Foreign exchange (gain)/loss		(782)	1,538

Changes in working capital:
Decrease/(increase) in trade receivables		2,934	(161)
Decrease/(increase) in other receivables and contract assets		1,647	(2,724)
Decrease in contract liabilities and other advances		(5,307)	(7,553)
Decrease in trade payables		(2,053)	(10,563)
(Decrease)/increase in other payables		(1,589)	2,110
Decrease in inventories		—	50

Interest received		1,344	3,137
Interest paid		(2)	(4)
R&D expenditure tax credits received		—	1,257
Income taxes received		—	7,015
Net cash flows used in operating activities		(30,861)	(43,388)

Cash flows from investing activities
Purchase of property, plant and equipment		(3,502)	(12,766)
Purchase of intangible assets	10	(16)	(7)
Additional investment in joint venture	12	(586)	(623)
Redemption of short term bank deposits	15	104,248	—
Cash invested in short term bank deposits	15	(150,000)	(150,000)
Net cash flows used in investing activities		(49,856)	(163,396)

Exscientia plc

Unaudited Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2024 and 2023 (continued)

		March 31, 2024	March 31, 2023
	Note	£’000	£’000
Cash flows from financing activities
Proceeds from issue of share capital, net of transactions costs		9	7
Cash paid on net settlement of share based payments	21	(75)	—
Payments of obligations under lease liabilities		(776)	(737)
Net cash flows used in financing activities		(842)	(730)

Net decrease in cash and cash equivalents		(81,559)	(207,514)
Exchange gain/(loss) on cash and cash equivalents		456	(1,655)
Cash and cash equivalents at the beginning of the year		259,463	404,577
Cash and cash equivalents at the end of the period		178,360	195,408

Supplemental non-cash investing Information
Change in capital expenditures recorded within trade payables		(1,972)	(5,100)
Change in capital expenditures recorded within other payables		(629)	447

The above unaudited condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023

1.General information

These unaudited condensed consolidated financial statements reflect the financial performance and position of Exscientia plc (the ‘Company’) and its subsidiaries (collectively the “Group” or “Exscientia”) for the three months ended March 31, 2024 and 2023.

Exscientia plc is a public company incorporated in England and Wales and has the following wholly owned subsidiaries: Exscientia (UK) Holdings Limited, Exscientia AI Limited, Exscientia Inc., Exscientia Ventures I, Inc., Exscientia Ventures II, Inc., Exscientia KK, Kinetic Discovery Limited and Exscientia GmbH as well as two 50% owned joint ventures: RE Ventures I, LLC (“RE Ventures”) and RE Ventures II, LLC. Exscientia KK was liquidated on April 4, 2024.

The principal activity of the Group is that of the application of artificial intelligence (“AI”) and machine learning (“ML”) to the discovery and design of novel therapeutic compounds. Exscientia’s technology platform combines the best of human and computational capabilities to accelerate the process of designing novel, safe and efficacious compounds for clinical testing in humans.

2.Accounting policies

a)Basis of preparation

These unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies and methods of computation applied in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the Group’s annual financial statements for the year ended December 31, 2023 except for the estimation of income tax (see note 8).

The financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the consolidated financial statements of the Group for the year ended December 31, 2023.

The financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments which are measured at fair value.

The financial statements and footnotes have been presented in Pounds Sterling (“Sterling”). This is the functional currency of the Company, being the currency of the primary economic environment in which the Company operates, and the presentational currency of the Group. All values are rounded to the nearest thousand pound (“£’000”) except where otherwise indicated.

These unaudited condensed consolidated financial statements were prepared at the request of the Group’s Board of Directors (the “Board”) to meet regulatory and contractual commitments and were approved by the Board on May 16, 2024 and signed on its behalf by David Hallett, Ph.D., Interim Chief Executive Officer of the Group.

b)Basis of consolidation

These unaudited condensed consolidated Group financial statements consolidate the financial statements of Exscientia plc and all its subsidiary undertakings made up to March 31, 2024.
c)Going concern

As at March 31, 2024, the Group’s cash, cash equivalents and short-term bank deposits amounted to £329,911,000, with total unrestricted cash and short-term bank deposits amounting to £328,027,000. The Group has incurred significant research and development expenses from the start of the Group’s activities, with net cash outflows from operating activities amounted to £30,861,000 for the three months ended March 31, 2024. Taking into account the Group’s cash, cash equivalents and short-term bank deposits as at March 31, 2024, the Board believes that the Group has sufficient financial resources to cover its planned cash outflows for the foreseeable future, being a period of at least twelve months from the date of issuance of these financial statements.

As the Group has concluded that there is no substantial doubt about its ability to continue as a going concern within one year of the issuance of these financial statements, the Group has prepared these financial statements under the going concern assumption.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023

d)Application of new and revised International Financial Reporting Standards (IFRSs)

There have been no new or revised accounting standards that have had an impact on the unaudited condensed consolidated financial statements relative to those applied within the consolidated financial statements of the Group for the year ended December 31, 2023. Any new accounting standards implemented were assessed and determined to be either not applicable or did not have a material impact on the interim financial statements or processes.

e)Significant accounting policies

The significant accounting policies are disclosed in the consolidated financial statements of the Group for the year ended December 31, 2023. There have been no changes to existing accounting policies for the three months ended March 31, 2024.

3.Critical accounting estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions. These judgments, estimates and assumptions affect the reported assets and liabilities as well as income and expenses in the financial period.

The estimates are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.

The significant estimates and judgements made by management in applying the Group’s accounting policies are the same as those applied in the consolidated financial statements for the year ended December 31, 2023. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising that are beyond the Group’s control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or the period of revision and future periods if this revision affects both current and future periods.

4.Revenue

Revenue recognised during the three months ended March 31, 2024 and 2023 relates to collaboration agreements with Bristol Myers Squibb Company (“BMY”), Sanofi S.A. (“Sanofi”), Merck KGaA, Darmstadt, Germany (“Merck KGaA, Darmstadt, Germany”), Millennium Pharmaceuticals Inc. (“Millennium”) (an indirect wholly owned subsidiary of Takeda Pharmaceutical Company Limited), as well as legacy contracts operated by the Group’s Austrian subsidiary. The proportion of revenue by customer in each period is as follows:

	Three months ended March 31,
	2024	2023
	%	%
BMY	28%	68%
Sanofi	39%	30%
Merck KGaA, Darmstadt, Germany	15%	—%
Others	18%	2%
	100%	100%

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023

	Three months ended March 31,
	2024	2023
	£’000	£’000
Service fees	—	104
Licensing fees - upfront payments and research funding (including term extension payments)	5,290	5,657
Total revenue	5,290	5,761

Revenue is recognised upon the satisfaction of performance obligations, which occurs when control of the goods or services transfers to the customer. For obligations discharged over time, the Group recognises revenue equal to recoverable costs incurred for new collaborations from their inception until such time as the collaboration is sufficiently progressed such that the Group can reliably estimate the level of profit that will be achieved from delivery of the related performance obligations. Where collaborations include significant variable consideration which is constrained at the inception of the arrangement this can lead to gross losses being recognised during the early stages of a contract.

All licensing revenues during the three months ended March 31, 2024 and 2023 relate to obligations discharged over time, and input methods are utilised in order to estimate the extent to which the performance obligations have been satisfied at the end of the reporting period based upon costs incurred, which can be internal or third party in nature.

Included within revenue for the three months ended March 31, 2024 is an amount of £1,000,000 relating to an up-front payment received from Millennium in October 2020 following completion of the related collaboration contract term on March 31, 2024, at which time all related performance obligations have been deemed to be fully satisfied.

The Group has assessed its significant collaboration arrangements with commercial partners and determined that no provision for future operating losses is required as at March 31, 2024 taking into account expected future cash inflows and remaining contract liabilities amounts for each collaboration relative to the remaining unavoidable costs of meeting the contracts’ obligations in each instance.

5.Other Income

	Three months ended March 31,
	2024	2023
	£’000	£’000
Grant income	17	631
R&D expenditure credits	1,222	1,973
	1,239	2,604

As at January 1, 2024 the Group operated grants with the Gates Foundation, a grant from Open Philanthropy Project LLC, and a grant from the Austrian Research Promotion Agency (“FFG”). The grants with the Gates Foundation and Open Philanthropy LLC provide reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities, while the FFG grant relates to the early stage testing of a drug’s action in solid tumour patient samples with high content microscopy and deep-learning.

As at both March 31, 2024 and December 31, 2023 all amounts relating to the above grants had been received.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023

6.Operating Loss

Operating loss for the three months ended March 31, 2024 and 2023 has been arrived at after charging/(crediting):

	Three months ended March 31,
	2024	2023
	£’000	£’000
Depreciation of property, plant and equipment	2,485	1,073
Depreciation of right-of-use assets	938	891
Amortisation of intangible assets	1,153	1,171
Research and development expenses	23,560	33,412
Foreign exchange (gain)/loss	(857)	1,193
Share-based payment (credit)/charge	(3,396)	6,958

7.Finance Income

	Three months ended March 31,
	2024	2023
	£’000	£’000
Bank interest income	3,838	3,563
	3,838	3,563

8.Taxation

The Group’s income tax credit is recognised at an amount determined by multiplying the loss before taxation for the interim reporting period by the Group’s best estimate of the weighted average annual income taxation rate expected for the full financial year, adjusted for the tax effect of certain items recognised in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from the Group’s estimate of the effective tax rate for the annual financial statements.

The Group benefits from the United Kingdom’s research and development, or R&D, tax credit regime and expects to be able to surrender some of its losses in respect of an accounting period for a cash rebate. The rate of such rebate is generally up to 18.6% of expenditures related to eligible research and development projects. A higher rate of up to 26.97% can be available for groups that qualify as “R&D-intensive” under applicable rules, but our current expectation is that we will not meet the requirements to be eligible for this higher rate. The rules of the UK’s R&D regime are complex, and if a tax authority were to challenge or seek to disallow our claims (in whole or in part), for example by asserting that we do not (or the relevant expenditure does not) meet the technical conditions to be granted tax credits (or cash rebates), then such challenge or disallowance, if successful, could have a material impact on our cash-flow and financial performance.

The Group’s consolidated effective tax rate in respect of continuing operations for the three months ended March 31, 2024 was 12.38% (2023: 11.98%). The effective tax rate is impacted by the level of R&D tax credits claimed, as well as the changes in tax credit rate described above.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023

9.Loss per share

	Three months ended March 31,
	2024	2023
	£	£
Basic and Diluted loss for the period (£)	(21,007,000)	(37,643,000)
Basic and Diluted weighted average number of shares	125,975,607	123,257,529
Basic and Diluted loss per share (£)	(0.17)	(0.31)

Basic loss per share (“Loss per Share”) is calculated in accordance with IAS 33 based on earnings attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period.

The Company issues performance options, share options, restricted share units (“RSUs”) and performance share units (“PSUs”) to employees, upon the exercise of which ordinary shares are issued. Inclusion of these awards would have an anti-dilutive effect on the loss per share due to the loss incurred during the period, therefore basic and diluted loss per share are the same.

10.Goodwill and other intangible assets

During the three months ended March 31, 2024 the Group acquired assets at a cost of £16,000 relating to computer software. There were no disposals in the period. The amortisation charge for the period of £1,153,000 consisted of £16,000 relating to computer software, £4,000 relating to patents and £1,133,000 relating to acquired intellectual property. The residual movement in the net book value of goodwill and intangible assets relates to the foreign currency translation of assets relating to the Group’s Austrian business. No impairment charge was recognised in the period.

11.Property, plant and equipment

During the three months ended March 31, 2024, the Group acquired assets at a cost of £901,000, of which £457,000 related to plant and equipment and £402,000 to leasehold improvements.

During the three months ended March 31, 2024, £937,000 was transferred from assets under construction to plant and equipment and £430,000 was transferred to leasehold improvements.

Disposals of property plant and equipment with a total cost and net book value of £5,000 and £1,000 respectively were made during the three months ended March 31, 2024.

12.Investments in joint ventures and joint operations

During the three months ended March 31, 2024, the Group made £586,000 in capital contributions to its joint venture with RallyBio, RE Ventures I, LLC (three months to March 31, 2023: £623,000). The Group’s share of the loss incurred by the joint venture during the three months ended March 31, 2024 totalled £541,000 (three months to March 31, 2023: £459,000).

There were no transactions with the Group’s other joint venture with RallyBio, RE Ventures II, LLC, during the three months ended March 31, 2024 (three months to March 31, 2023: £nil).

The Group’s interests in joint operations are disclosed in the consolidated financial statements for the year ended December 31, 2023.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023

13.Leases

All right-of-use assets relate to leased premises. As at January 1, 2024, the Group had right-of-use assets relating to ten pre-existing lease agreements pertaining to four properties based in the United Kingdom, three properties in the United States of America and one in Austria.

The Group entered into two 7-year lease arrangements in relation to laboratory and office space in Vienna, Austria on September 3, 2021. Annually from January, 1 each year lease payments are indexed based on the consumer price index rate as published by STATISTIK AUSTRIA at September of the preceding year, being 10.6% in September 2022 and 6.0% in September 2023 respectively. The impact of this change in index rate is reflected when the adjustment to the lease payments takes effect in accordance with IFRS 16 paragraph 42(b), with the change in lease rentals from January 2024 resulting in reductions of £442,000 and £532,000 to the lease liabilities and related ROU assets for the laboratory and office space respectively at that date.

In December 2022, the Group entered into a lease arrangement in relation to premises in Miami, Florida, United States. The lease term commenced on February 26, 2024, being the date at which the landlord made the premises available to the Group, resulting in the recognition of a right of use asset of £2,125,000. The lease expires on June 1, 2034. In the fourth quarter of 2023, as a result of the Group's cost containment measures, the decision was taken not to occupy these premises, and instead to lease smaller premises nearby. The Group has engaged an agent to assist in arranging the subleasing of the original leased premises to a third party, and has estimated that the present value of the unavoidable costs of meeting the Group's obligations under the contract exceed the expected benefits to be received from subletting the space by £807,000 as at both December 31, 2023 and March 31, 2024 respectively, with such amount recorded as a provision during the year ended December 31, 2023 and subsequently recognised as an impairment of the ROU asset upon its capitalisation in February 2024.

The undiscounted lease liability contractual maturities as at March 31, 2024 and December 31, 2023 are as follows:

	March 31, 2024	December 31, 2023
	£'000	£'000
Within one year	3,745	3,399
One to five years	15,080	14,707
More than 5 years	4,317	4,003
	23,142	22,109

14.Other receivables

Current other receivables and contract assets

	March 31, 2024	December 31, 2023
	£’000	£’000
VAT recoverable	1,937	3,356
Prepayments	5,930	5,961
Accrued bank interest	759	412
Other receivables	5,428	5,622
	14,054	15,351

Non-current other receivables

	March 31, 2024	December 31, 2023
	£’000	£’000
Other receivables	661	663
	661	663

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023

15.Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the Group in determining the fair values of financial instruments since the last annual financial report.

Nature of financial instruments recognised and measured at fair value

GT shares

During the three months ended March 31, 2024 the Group’s only financial instrument measured at fair value consisted of unlisted equity securities comprising of ordinary and preference shares in GT Apeiron Therapeutics, which were acquired in March 2021 and in relation to which the Group has taken the election provided within IFRS 9 to recognise fair value gains and losses within Other Comprehensive Income.

The Group’s current valuation for this investment has been established with reference to the price of third party investment into GTA in the first quarter of 2022, with no adjustment deemed necessary based on our assessment of internal and other market factors throughout the remainder of 2022, 2023 and 2024 to date.

Fair value measurements using significant unobservable inputs (level 3)- equity investments at FVOCI

Unlisted equity securities
£’000
Opening balance as at January 1, 2024	2,145
Gain recognised in other comprehensive income	—
Closing balance as at March 31, 2024	2,145

The group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at March 31, 2024. There have been no transfers between levels 2 and 3 and changes in valuation techniques during the period.

Other financial instruments

On January 19, 2024 the Group invested £150,000,000 into a 6-month short term deposit with an F1 rated financial institution. This short term deposit accrues interest at a rate of 5.1% and has been classified as a financial asset at amortised cost.

The group measures expected credit losses over cash and cash equivalents as a function of individual counterparty credit ratings and associated 12 month default rates. Expected credit losses over cash and cash equivalents and third-party financial derivatives are deemed to be immaterial and no such loss has been experienced during the quarter ended March 31, 2024.

The Group also has a number of other financial instruments which are not measured at fair value in the balance sheet consisting of trade receivables, trade and other payables and other loans. For these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

16.Share capital

	March 31, 2024	December 31, 2023
	£	£
Issued and fully paid share capital
126,294,110 (2023: 125,702,396) Ordinary shares of £0.0005 each	63,147	62,851
	63,147	62,851

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023

Shares authorised and issued (number)

	December 31, 2023	Exercise of share-based payment awards	March 31, 2024
Ordinary shares	125,702,396	591,714	126,294,110
	125,702,396	591,714	126,294,110

A total of 591,714 shares were issued upon the exercise of share-based payment awards during the three months ended March 31, 2024; see note 21 for further details.

Rights of share classes
Holders of ordinary shares are entitled to one vote per share at a show of hands meeting of the Company and one vote per share on a resolution on a poll taken at a meeting and on a written resolution.

17.Contract liabilities and other advances

	Within one year		More than one year
	March 31,	December 31,	March 31,	December 31,
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000
Contract liabilities
Revenue generating collaborations	24,837	25,036	60,374	65,466
Total contract liabilities	24,837	25,036	60,374	65,466

Other advances
Grants	1,954	1,970	—	—
Total other advances	1,954	1,970	—	—

Total contract liabilities and other advances	26,791	27,006	60,374	65,466

A reconciliation of the movement in contract liabilities and other advances for the three months ended March 31, 2024 is as follows:

	January 1, 2024	Additions	Recognised in the income statement	Foreign exchange	March 31, 2024
	£’000	£’000	£’000	£’000	£’000
Grants	1,971	—	(19)	2	1,954
Revenue generating collaborations	90,501	—	(5,290)	—	85,211
Total contract liabilities and other advances	92,472	—	(5,309)	2	87,165

The Group expects to recognise its contract liabilities relating to revenue generating collaborations over the terms of the related collaborations, the longest of which extends to December 2027. As at December 31, 2023 the Group expected to recognise its contract liabilities relating to revenue generating collaborations over the period to December 2027. The ageing presented above reflects the Group's best estimate of when contract liability and other

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023 advance amounts will be utilised based upon when the underlying costs to be incurred in the delivery of the related projects are expected to be incurred.

A reconciliation of the movement in contract liabilities and other advances for the year ended December 31, 2023 is as follows:

	January 1, 2023	Additions	Recognised in the income statement	Transferred to other creditors	Foreign exchange	December 31, 2023
	£’000	£’000	£’000	£’000	£’000	£’000
Grants	959	2,141	(1,127)	—	(2)	1,971
Revenue generating collaborations	87,884	22,655	(20,038)	—	—	90,501
Joint operations	9,139	—	(2,033)	(7,106)	—	—
Total contract liabilities and other advances	97,982	24,796	(23,198)	(7,106)	(2)	92,472

18.Provisions

As at March 31, 2024, a provision of £1,357,000 exists in respect of the Group’s obligation to restore alterations made on leased space within three of the Group’s leasehold properties. The required work is expected to be completed between 2026 and 2031.

As at December 31, 2023, the Group held an onerous contract provision of £807,000 relating to one of the Group’s leased properties in Miami, Florida. The amount had been recorded as a provision because the lease term on the property had yet to commence as of December 31, 2023, and as such no right of use asset had been recorded as at that date. The lease term commenced on February 26, 2024, and as such the onerous contract provision was de-recognised at that date, and an impairment of the right of use asset recorded in its place (see note 13).

19.Other payables

	March 31, 2024	December 31, 2023
	£’000	£’000
Accruals	13,328	16,238
Other payables	2,077	2,087
Other taxation and social security	6,597	5,897
Corporation tax	256	111
	22,258	24,333

20.Related party transactions

Following the Group’s IPO on October 5, 2021, the Group has no related parties in accordance with the IAS 24 definition who are not key management personnel of the Group (whose remuneration is disclosed annually) or joint ventures, and as such there are no disclosable related party transactions during either the three months ended March 31, 2024 or 2023 relating to such parties.

See note 12 for details of the Group’s transactions with joint ventures during the three months ended March 31, 2024 and 2023.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023

21.Share based payments

From April 2022 the Company has issued all share options, performance share options, RSUs and PSUs to employees and non-employee members of the Board of Directors under the 2021 Equity Incentive Plan (“EIP”). All awards prior to that date were issued under the following legacy plans:

–Enterprise Management Incentive (“EMI”) Scheme
–Company Share Ownership Plan (“CSOP”)
–Unapproved Share Ownership Plan (“USOP”)

Total share-based remuneration relating to share options, performance share options, RSUs, PSUs and the equity securities issued upon the acquisition of a subsidiary undertaking amounted to a net credit of £3,396,000 during the three months ended March 31, 2024 (expense for the three months ended March 31, 2023: £6,958,000).

Included within the current period credit are amounts totalling £5,935,000 that were released to profit and loss as a result of the forfeiture of unvested options held by our previous CEO on their exit from the Group in February 2024. Transfer of a further £3,289,000 from the share based payment reserve to accumulated losses was made in relation to awards that had vested prior to the forfeiture date.

The following table represents the share-based payment (credit)/expense by award type for the three months ended March 31, 2024 and 2023:

	Three months ended March 31,
	2024	2023
	£’000	£’000
Share options	(77)	4,092
PSUs	199	145
RSUs	366	1,298
Clawback shares	112	553
Performance share options	(3,996)	870
	(3,396)	6,958

Share Options

Share options are granted to employees and non-executive directors of the Group. These options typically vest in tranches over four years, with the only vesting condition relating to continued employment by the Group. Information with respect to share options for the three months ended March 31, 2024 is as follows:

	Number of share options	Weighted average exercise price
Options held as at January 1, 2024	9,457,972	£0.08
Exercised	(522,134)	£0.02
Forfeited	(1,403,126)	£0.08
Options held as at March 31, 2024	7,532,712	£0.09

Exercisable as at March 31, 2024	4,153,862	£0.08

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023

Performance Share Options

Performance share options are granted to certain executive officers of the Group on an annual basis, and contain market based performance conditions relating to total shareholder return as well as a continued employment vesting requirement. These awards vest in tranches over three years. Information with respect to performance share options for the three months ended March 31, 2024 is as follows:

	Number of share options	Weighted average exercise price
Options held as at January 1, 2024	1,949,690	£—
Forfeited	(1,454,848)	£—
Options held as at March 31, 2024	494,842	£—

Exercisable as at March 31, 2024	—	£—

Performance Share Units

Performance share units are granted to certain executive officers of the Group on an annual basis, and contain market based performance conditions relating to total shareholder return as well as a continued employment vesting requirement. These awards vest in tranches over three years. Information with respect to performance share units for the three months ended March 31, 2024 is as follows:

Number of PSUs
PSUs held as at January 1, 2024	488,833
Granted	—
PSUs held as at March 31, 2024	488,833

Restricted Share Units

The Group operates a RSU scheme, whereby certain employees and directors receive RSUs held over ordinary shares in the Company. These units are non-transferable and subject to forfeiture for periods prescribed by the Company. These awards are valued at the market value of the underlying shares at the date of grant and are subsequently amortised over the periods during which the restrictions lapse, typically four years. The awards expire on the cessation of the participant’s employment with the Group. Information with respect to RSUs for the three months ended March 31, 2024 is as follows:

Number of RSUs
RSUs held as at January 1, 2024	1,019,186
Released	(122,481)
Forfeited	(108,386)
RSUs held as at March 31, 2024	788,319

The weighted average remaining contractual life of the awards granted was 8.7 years as at March 31, 2024 (December 31, 2023: 9.0 years).

During the three months ended March 31, 2024, 27,525 awards were released via a net settlement arrangement, with 13,786 shares issued and £75,000 paid by the Company in order to settle related employee tax obligations. The payments made have been recognised within retained earnings. No such transaction took place during the three months ended March 31, 2023.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023

22.Commitments

The Group has capital expenditure contracted for but not recognised as liabilities as at March 31, 2024. The expenditure is as follows:

March 31, 2024
£’000
Plant and equipment	756
Computer software	81
Assets under construction	103
Leasehold improvements	5
945

Gates Foundation private placement commitment

Concurrent with the Company’s IPO on October 5, 2021, the Company completed a private placement to the Gates Foundation. Under the terms of the Company’s agreement with the Gates Foundation, the Group is committed to spending $70,000,000 over a four-year period to the research, discovery, and development of small molecule anti-infective therapeutics for future pandemic preparedness, with a specific focus on developing therapeutics that can be applied against multiple species of coronaviridae, influenza, and paramyxoviridae (the “Pandemic Preparedness Program”).

The Group had incurred £10,396,000 relating to the Pandemic Preparedness Program as at March 31, 2024 (December 31, 2023: £9,697,000), with a total outstanding commitment of £41,090,000 (December 31, 2023: £41,789,000).

In the event that the Group is in breach of certain terms within the agreement, the Gates Foundation has the right to sell, or require the Group to buy-back any shareholdings in the Group held by the Foundation at the higher of the public offering price and the market value of the shares at the date of default. Should such a breach occur or should the Company enter bankruptcy the Gates Foundation also has the exclusive right to utilise an exclusive global license granted as part of the agreement in relation to any IP generated by the Group pertaining to the Pandemic Preparedness Program for the benefit of people in certain developing countries. The default conditions are within the control of the Group and the license in question cannot be utilised unless such a default occurs or the Group enters bankruptcy. As such no fair value has been assigned to this license.

23.Ultimate Parent and Controlling Party

Exscientia plc is the ultimate parent company of the Group. There is no ultimate controlling party.

24.Events occurring after the reporting period

The Group completed the liquidation of Exscientia KK on April 4, 2024.

On April 26, 2024, a putative class action complaint was filed in the U.S. District Court for the District of New Jersey against Exscientia plc, Andrew Hopkins, Ben R. Taylor and David Nicholson (Case 1:24-cv-05692). The complaint alleges that the defendants violated federal securities laws by, among other things, making materially false and misleading statements regarding our business, operations, and prospects. The complaint seeks unspecified compensatory damages, as well as an award of reasonable attorneys’ fees and other costs, on behalf of persons and/or entities which purchased our securities between March 23, 2022 and February 12, 2024. We dispute the claims and intend to defend against the claims accordingly.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023

On May 21, 2024, the Company announced cost saving and efficiency measures, which include an expected headcount reduction in the range of 20-25% to be completed by the end of 2024, targeting some areas of target identification, precision medicine, experimentation, engineering and infrastructure. The initiative is expected to result in severance and termination-related costs that will be between approximately £5.9 million and £7.6 million. Exscientia expects to record these charges in the second quarter of 2024 and pay these costs over the remainder of the calendar year. The Company believes that the above measures constitute a non-adjusting post-balance sheet event in relation to which no accounting entries have been recorded within these financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, or the Current Report, submitted to the Securities and Exchange Commission, or the SEC, on May 21, 2024 and our consolidated financial statements and the related notes to those statements included in our Annual Report on Form 20-F filed with the SEC on March 21, 2024, or the Annual Report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this Current Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that invoice risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should review the sections in our Annual Report titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of the important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended March 31, 2024 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on March 29, 2024, which was £1.00 to $1.2637. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Unless otherwise indicated or the context otherwise requires, all references to “Exscientia”, the “Company”, “we”, “our”, “us”, or similar terms refer to Exscientia Plc.

Overview

We are a drug design company using artificial intelligence, or AI, and other technologies to efficiently design and develop differentiated medicines for diseases with high unmet patient need. The focus of our platform is to improve the probability of successful drug development by identifying and resolving likely points of failure using our AI design technology, translational systems and clinical modelling. We have demonstrated our platform can achieve design goals beyond current industry standards by advancing multiple development candidates with differentiated properties, four of which are currently in clinical trials. Our internal pipeline is primarily focused on oncology, but we also use our design capabilities with partners to expand our pipeline and generate income.
We believe many drug candidates fail due to predictable drug design issues. For more than a decade, we have been utilising AI to overcome these design issues and create better quality medicines. We also integrate novel experimental and automation systems in order to test and validate our AI-based simulations. Our closed loop of virtual design and physical experimentation is a critical advantage in learning quickly, generating data that would not be available externally, cost effectiveness and reproducibility.

Our technology platform spans generative AI, active learning, machine learning, physics-based systems, large language models and many other predictive systems. However, the output of our technology is always a measurable drug. We have over 20 drug programmes advancing, including at least two with expected clinical milestones in 2024. Each drug we create needs to have a meaningful design advantage over known competitors that is expected to have clinical benefit and can be clearly measured.

1

Our lead internal candidate, a CDK7 inhibitor known as GTAEXS617 (‘617), is currently in a Phase 1/2 trial with initial data expected in the second half of this year. ‘617 was precision designed to manage the potential toxicities associated with CDK7 as well as optimising pharmacokinetics for maximising on-target efficacy.

We designed a PKC-theta inhibitor for Bristol Myers Squibb that they then in-licensed and are currently testing in Phase 1 clinical trials. Despite PKC-theta being a target of high interest with more than a dozen companies having attempted to design compounds for the target, no competitors had been potent and selective and our candidate has the potential to be first-in-class. We have ongoing milestones and royalties associated with the programme.

We have two additional internal programmes in IND-enabling studies targeting LSD1 and MALT1. Both of these candidates were designed to mitigate known toxicities that have been seen in competitive programmes. By understanding the origin of these toxicities and designing against them we believe we have produced two candidates that will have an improved probability of success in clinical development.

Over time, we believe our transformational way of designing and developing drugs can change the industry's underlying pharmacoeconomic model, what we call 'shifting the curve'. We aim to demonstrate that it is simultaneously possible to improve probability of success through designing better quality drugs while also reducing investment requirements through improved technologies and process.

Recent Developments

On February 7, 2024, we announced the initiation of EXCYTE-2, an observational clinical study in acute myeloid leukaemia, or AML, to investigate the relationship between ex vivo drug response, measured in primary blood or bone marrow samples and actual patient clinical response. The EXCYTE-2 study will collect blood and bone marrow samples from first-line patients with AML, with an option to expand to second-line patients. In addition, the study allows for the evaluation of activity of ‘539, our LSD1 inhibitor, in a large clinically annotated sample set.

On February 13, 2024, our board of directors terminated the employment of Andrew Hopkins as our Chief Executive Officer and Principal Executive Officer, and appointed David Hallett, our Chief Scientific Officer, as Interim Chief Executive Officer and Interim Principal Executive Officer. Dr. Hopkins was also removed from his role as a member of the board of directors, and Dr. Hallett was appointed to serve as a member of the board of directors on an interim basis. Dr. Hopkins’ conduct did not impact our consolidated financial statements or our internal controls over financial reporting, and his termination is unrelated to our operational or financial performance.

On April 26, 2024, a putative class action complaint was filed in the U.S. District Court for the District of New Jersey against Exscientia plc, Andrew Hopkins, Ben R. Taylor and David Nicholson (Case 1:24-cv-05692). The complaint alleges that the defendants violated federal securities laws by, among other things, making materially false and misleading statements regarding our business, operations, and prospects. The complaint seeks unspecified compensatory damages, as well as an award of reasonable attorneys’ fees and other costs, on behalf of persons and/or entities which purchased our securities between March 23, 2022 and February 12, 2024. We dispute the claims and intend to defend against the claims accordingly.

On May 21, 2024, we announced cost saving and efficiency measures, which include an expected headcount reduction in the range of 20-25% to be completed by the end of 2024, targeting some areas of target identification, precision medicine, experimentation, engineering and infrastructure. The initiative is expected to result in severance and termination-related costs that will be between approximately £5.9 million and £7.6 million. We expect to record these charges in the second quarter of 2024 and pay these costs over the remainder of the calendar year.

2

Components of Results of Operations

Revenue

We generate revenue broadly from two streams that relate to our principal activities:

•Licensing fees: We receive licensing fees from partnered programmes where we develop intellectual property on behalf of a collaboration partner. These agreements either assign all of the designated intellectual property to the partner from inception or grant an exclusive option to the partner to acquire rights to the future development and commercialisation of the intellectual property. As part of these agreements, we may receive future milestone and royalty payments upon achievement of clinical, regulatory and commercial milestones; and

•Service fees: We generate service fees from drug discovery collaboration agreements where we are utilising our proprietary technology to develop novel intellectual property on behalf of the collaboration partner, but do not have any rights to future milestones and royalties as a direct result of the agreement. We also generate service revenues through our Exscientia GmbH entity related to collaboration agreements that existed with Exscientia GmbH at the time of our acquisition, which we expect to discontinue at the earliest commercially viable point.

We receive four types of payments within the two revenue streams:

•Upfront payments, which are generally payable upon execution of the collaboration agreement or on initiation of a project;
•Research funding (including term extension payments), which is generally payable throughout the collaboration at defined intervals that are set out in the agreement (e.g., quarterly or at the beginning of a specific phase of work) and is intended to fund research (internal and external) to develop the drug compound that is the subject of the collaboration;
•Milestone payments, which are linked to the achievement of events that are defined in the agreement, such as clinical and regulatory milestones; and
•Opt-in payments, which are similar in principle to milestone payments, but are payable when the partner exercises its option to take ownership of the designated intellectual property. These payments only exist where we initially retained ownership of the designated intellectual property.

In addition to the payments described above, we may also receive milestone payments upon the first commercial sale of a product, if and when approved, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price for any contract as of March 31, 2024 and 2023. We have only recognised revenue in respect of non-cancellable, non- refundable payments and achieved milestones due under executed collaboration contracts. Any payments which relate to future milestones or options under the control of our collaboration partners have not been recognised.

Cost of Sales

Cost of sales relate to costs from third-party contract research organisations, or CROs, as well as internal labour and absorbed overhead incurred in relation to collaboration arrangements and drug discovery agreements for third parties which have been designated as contracts with customers in accordance with IFRS 15. External CRO costs are a significant driver for our cost of sales, representing 53% and 68% of total cost of sales during the three months ended March 31, 2024 and 2023, respectively. The reduction is primarily a result of increased activity in relation to our collaboration with Sanofi, where a higher proportion of internal costs are incurred, in addition to the transition of projects to strategic CRO partners in lower cost jurisdictions.

We expect our cost of sales to increase in the future as we commence additional collaboration projects.

3

Gross Loss

Gross loss represents revenue less cost of sales. Gross margin is gross loss expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as a result of our drug discovery collaboration activities. For example, the revenue associated with collaboration up-front payments is recognised over time and is adjusted due to changes in the estimated costs to be incurred in satisfying the related performance obligation, while certain opt-in and milestone payments are recognised when assessed to be highly probable, which is generally upon achievement.
For obligations in which revenue is recognised at a point in time, that point in time is the date at which the satisfaction of the performance obligation is mutually agreed with our customer. For obligations discharged over time the Group recognises revenue equal to recoverable costs incurred for new collaborations from their inception until such time as the collaboration is sufficiently progressed such that the Group can reliably estimate the level of profit that will be achieved from delivery of the related performance obligations. Revenue from potential milestones or royalties are typically not recognised at the initiation of a contract. Upfront payments that include performance obligations are recognised as those obligations are satisfied. As a result of this, until total costs and time to completion can be reliably estimated, a gross loss may be recognised on individual customer contracts despite the expectation that the relevant contract will be profitable overall.

Therefore, we believe that gross loss is not currently a helpful predictor of the future performance of our business.

Research and Development Expenses

Research and development expenses consist of internal and co-owned drug discovery programme costs and costs incurred for the ongoing development of our technology platform. All research and development costs are expensed as incurred due to scientific and technological uncertainty. These costs primarily consist of:

•internal personnel-related expenses, including salaries, benefits, bonuses and stock-based compensation for employees engaged in research and development functions;
•external expenses incurred under agreements with CROs and other consultants involved in our research and development;
•facilities, depreciation and amortisation, insurance and other direct and allocated expenses incurred as a result of research and development activities; and
•costs associated with operating our digital infrastructure, including allocated software, computing capacity costs, and laboratory-related costs, including laboratory equipment depreciation; and

All direct external research and development expenditures are tracked on a programme-by-programme basis and consist primarily of fees paid to CROs relating to wholly and jointly operated discovery programmes in the later stages of drug discovery, including lead optimisation, preclinical and clinical studies, and are assigned to the individual programmes. We utilise internal employee time and cost data to allocate internal research and development expenses, such as employee costs, laboratory supplies, facilities, depreciation, or other indirect costs, to specific programmes because these costs are deployed across multiple programmes.

We expect our research and development expenses to increase for the foreseeable future as we continue to expand and advance our wholly and jointly operated drug pipeline in addition to investing in our technology platform. Drug development generally becomes more costly as programmes advance into later stages, as these trials typically require a higher number of patients enrolled and sites operated. We cannot determine with certainty the timing of initiation, the duration, or the completion costs of current or future clinical trials of our drug candidates due to the inherently unpredictable nature of drug development. At this time, we cannot reasonably estimate or know the nature or timing of the efforts that will be necessary to complete the development and commercialisation of any drug candidates that we develop from our programmes. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. All of our programmes are at an early stage of development, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialisation of our drug candidates and result in a significant change in the costs and timing associated with the development of programmes.

4

General and Administrative Expenses

General and administrative expenses consist of personnel-related expenses associated with our executive, legal, finance, human resources, information technology and other administrative functions, including salaries, benefits, bonuses and stock-based compensation. General and administrative expenses also include professional fees (including fees relating to external legal, accounting and consulting services), allocated overhead costs, including depreciation charges associated with our information technology, facilities and other administrative functions.
We expect that our general and administrative expenses will remain relatively flat in the near to mid-term with the exception of share-based compensation (credits)/expenses which are discussed below.
Share-based Compensation

Share-based compensation (credits)/expenses are recorded within either research and development expenses or administrative expenses depending on the activities of the employees to which they relate.

Our share-based compensation relates to share awards granted to employees and non-employee members of the Board of Directors in connection with Exscientia’s share-based compensation plans. Share-based payment awards primarily consist of service based awards, some of which also have market-based performance conditions. We measure the fair value of service based awards at the grant date using the Black-Scholes option pricing model, whilst the fair value of those awards also containing market-based performance conditions is determined at the grant date using a Monte Carlo simulation model. These models incorporate various assumptions including the expected volatility of our ordinary shares, the expected term of the awards and a risk-free interest rate. We amortise the fair value over the vesting term on a straight-line basis. At each statement of financial position date, the Group revises its estimate of the number of awards that are expected to become exercisable based on forfeiture rates, and with the exception of changes in the estimated probability of achieving market-based performance conditions, adjustments are made such that at the end of the vesting period the cumulative charge is based on the number of awards that eventually vest. If any of the assumptions used in the models change significantly for future grant valuations, share-based compensation expense may differ materially in the future from that recorded in the current period.

We expect that our share-based compensation expenses will increase in the future relative to the current quarter credit, which was impacted by amounts totalling £5.9 million that were released to profit and loss as a result of the forfeiture of awards held by our previous CEO on their exit from the Group in February 2024.

Other Income

Other income consists of income from grants, tax credits receivable under the United Kingdom’s R&D tax credit regime and Austrian R&D tax credits.

As at January 1, 2024, we operated grants with the Gates Foundation, a grant from Open Philanthropy Project LLC, and a grant from the Austrian Research Promotion Agency, or FFG. The grants with the Gates Foundation and Open Philanthropy LLC provide reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities, while the FFG grant relates to the early stage testing of a drug’s action in solid tumour patient samples with high content microscopy and deep-learning.

As at both March 31, 2024 and December 31, 2023, all amounts relating to the above grants had been received.

The other component of other income relates to certain R&D tax credits received by the Group as follows:

•UK R&D tax credits receivable in relation to eligible expenditures that are not eligible for cash rebates, as discussed below under the section entitled Income Tax Benefit. These costs are claimed under the general UK R&D tax credit scheme, which offers an “above the line” tax credit of up to 20% for qualifying expenditures.

•An Austrian Research Premium in relation to eligible research and experimental development expenditures. The research premium is accounted for within other income at a rate of 14%.
5

Foreign Exchange Gains/(Losses)

Foreign exchange gains/(losses) arise primarily on the translation of our non-pounds sterling denominated cash and cash equivalents, in addition to outstanding monetary non-pounds sterling financial assets and liabilities, including trade receivables.

Finance Income

Finance income arises primarily from interest income on cash, cash equivalents and short-term bank deposits.

Finance Expenses

Finance expenses consist of interest expenses related to lease liabilities as recognised under the accounting standard IFRS 16 ‘Leases’, interest in relation to unwinding the discounting of restoration provisions recognised in relation to the Group’s leased premises and loan and bank interest payable.

Share of Loss of Joint Venture

Share of loss of joint ventures consists of our share of costs incurred by RE Ventures I, LLC, the joint venture entity we own equally with RallyBio.

Income Tax Benefit
Our income tax benefit is comprised of research and development tax credits recoverable in the United Kingdom offset by income tax payable in the United States and Austria. We are subject to corporation taxation in the United Kingdom. Exscientia AI Limited’s wholly owned U.S. subsidiaries, Exscientia, Inc., Exscientia Ventures I, Inc. and Exscientia Ventures II, Inc. are subject to corporation taxation in the United States. Exscientia AI Limited’s wholly owned subsidiary Exscientia GmbH is subject to corporation tax in Austria. Due to the nature of our business, we have generated losses since inception. Exscientia, Inc., and Exscientia GmbH generate taxable profits due to intercompany transfer pricing arrangements.
We benefit from the United Kingdom’s R&D tax credit regime and expects to be able to surrender some of its losses for a cash rebate of up to 18.6% of expenditures related to eligible research and development projects. Qualifying expenditures largely consist of employment costs for relevant staff, external workers provided by CROs, and software and consumables used in research and development projects. A large portion of costs relating to our research and development is expected to be eligible for inclusion within the tax credit cash rebate claims and such rebate is recognised in full in the income tax benefit.

A higher rate of cash rebate, of up to 26.97% of qualifying research and development expenditure, could be available if the Group were to qualify as an “R&D intensive” SME for relevant periods. However, our current expectation is that we will not meet the requirements to obtain this higher rate.

Segmented and Enterprise Wide Information
We manage our operations as a single operating segment for the purposes of assessing performance and making operating decisions. Our focus is on the discovery and development of small molecule drug candidates.

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Results of Operations
Comparison of the Three Months ended March 31, 2024 and 2023
The following table summarises our Consolidated Statement of Comprehensive Loss for each period presented (in thousands):

	Three months ended March 31,
	2024	2024	2023
Revenue	$6,685	£5,290	£5,761
Cost of sales	(9,360)	(7,407)	(8,456)
Gross loss	(2,675)	(2,117)	(2,695)
Research and development expenses	(29,773)	(23,560)	(33,412)
General administrative expenses	(4,334)	(3,430)	(10,914)
Foreign exchange gains/(losses)	1,083	857	(1,193)
Other income	1,566	1,239	2,604
Operating loss	(34,133)	(27,011)	(45,610)
Finance income	4,850	3,838	3,563
Finance expenses	(329)	(260)	(262)
Share of loss of joint venture	(684)	(541)	(459)
Loss before taxation	(30,296)	(23,974)	(42,768)
Income tax benefit	3,749	2,967	5,125
Loss for the period	$(26,547)	£(21,007)	£(37,643)

Revenue

The following table presents our revenue for the years indicated (in thousands):

	Three months ended March 31,
	2024	2024	2023
Service fees	$—	£—	£104
Licensing fees - upfront payments and research funding (including term extension payments)	6,685	5,290	5,657
Total Revenue	$6,685	£5,290	£5,761
All licensing revenues during the three months ended March 31, 2024 and 2023 relate to obligations discharged over time, and input methods are utilised in order to estimate the extent to which the performance obligations have been satisfied at the end of the reporting period based upon costs incurred, which can be internal or third party in nature.
Included within revenue for the three months ended March 31, 2024 is an amount of £1.0 million relating to an up-front payment received from Millennium in October 2020 following completion of the related collaboration contract term on March 31, 2024, at which time all related performance obligations have been deemed to be fully satisfied.

We are currently in discussions with BMY regarding the remaining projects within our pre-existing collaboration following BMY’s recent announcements in relation to pipeline rationalisation.

We have assessed our significant collaboration arrangements with commercial partners and determined that no provision for future operating losses is required as at March 31, 2024, taking into account expected future cash inflows and remaining contract liabilities amounts for each collaboration relative to the remaining unavoidable costs of meeting the contracts’ obligations in each instance.
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Cost of Sales
The following table presents our cost of sales for the periods indicated (in thousands):

	Three months ended March 31,
	2024	2024	2023
External CRO costs	$4,968	£3,931	£5,773
Internal labour and overheads	4,392	3,476	2,683
Total cost of sales	$9,360	£7,407	£8,456

Cost of sales for the three months ended March 31, 2024 were £7.4 million compared to £8.5 million for the three months ended March 31, 2023. The decrease in cost of sales relative to the prior year is primarily the result of pipeline prioritisation and cost efficiency measures.

Research and Development Expenses

The following table presents our research and development expenses for the periods indicated (in thousands):

	Three months ended March 31,
	2024	2024	2023
GTAEXS617	$754	£597	£750
Other research projects	3,205	2,536	9,202
Total external research and development expense	3,959	3,133	9,952
Headcount related expenses	16,236	12,848	17,203
Laboratory consumables and equipment	2,016	1,595	2,243
Software and data	2,808	2,222	2,554
Amortisation of acquired IP	1,432	1,133	1,164
Depreciation and Amortisation	3,349	2,650	1,210
R&D Consultants	644	510	704
Other	651	515	477
Total internal research and development expenses	27,136	21,473	25,555
Reimbursements from collaboration partners	(1,322)	(1,046)	(2,095)
Total research and development expenses	$29,773	£23,560	£33,412

Reimbursements from collaboration partners represents amounts recharged to partners in relation to our joint arrangement agreements.

Research and development expenses for the three months ended March 31, 2024 were £23.6 million, as compared to £33.4 million for the period ended March 31, 2023. The decrease on the prior period is a result of cost reductions relating to pipeline prioritisation activities implemented during the second half of 2023 and cost savings from operational efficiencies, including achieving faster cycle times and lower outsourcing costs, offset to a degree by increased depreciation expenses resulting from our continued investment in plant and equipment, including in relation to our automation laboratory in Milton Park, Oxfordshire which opened in the second quarter of 2023.

General and Administrative Expenses

General and administrative expenses for the three months ended March 31, 2024 were £3.4 million compared to £10.9 million for the three months ended March 31, 2023. The decrease in general and administrative expenses was
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primarily due to cost savings from operational efficiencies as well as £5.9 million that was credited on the forfeiture of equity awards held by our previous CEO upon his exit from the Company in February 2024.

Foreign Exchange Gains/(Losses)

Foreign exchange gains for the three months ended March 31, 2024 were £0.9 million, as compared to losses of £1.2 million for the three months ended March 31, 2023. The current period gains are due to the impact of pounds sterling weakening against the U.S dollar on our foreign currency denominated cash deposits.

Other Income

Other income for the three months ended March 31, 2024 was £1.2 million compared to £2.6 million for the three months ended March 31, 2023. The decrease in other income between the three months ended March 31, 2024 and March 31, 2023 was primarily due to reductions in the UK R&D tax credit which has decreased as a result of decreases in the underlying research and development expenditure upon which the claim is made, in addition to a £0.6 million reduction in grant income.

Net Finance Income

Net finance income for the three months ended March 31, 2024 were a net income of £3.6 million compared to net finance income of £3.3 million during the three months ended March 31, 2023. The increase is primarily due to increased interest on bank deposits as a result of increasing interest rates throughout the last year.

Share of Loss of Joint Venture

The Group’s share of loss on joint ventures for the three months ended March 31, 2024 was £0.5 million compared to £0.5 million for the three months ended March 31, 2023.

Income Tax Benefit
Income tax benefit for the three months ended March 31, 2024 was £3.0 million compared to £5.1 million for the three months ended March 31, 2023. Our income tax benefit balance largely consists of research and development tax credits with the decrease in benefit due to a decrease in the cash tax credit rate at which the UK payable tax credit can be claimed from 33.35% for the first three months of 2023 to 18.60% for the three months ended March 31, 2024, as well as decreases in the underlying research and development expenditure upon which the claim is made.

Liquidity and Capital Resources

Sources of Liquidity
Since our inception, we have not generated any revenue from the commercialisation of drug candidates and have instead financed our operations through sales of ordinary and preferred shares in addition to research funding and milestone payments resulting from our Partnered Programmes. We had cash, cash equivalents and short term bank deposits of £329.9 million and £363.0 million as of March 31, 2024 and December 31, 2023, respectively.

Our primary uses of capital are, and are expected to continue to be, research and development expenses, compensation and related personnel expenses, and other operating expenses, including facilities. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with the advancement of our drug candidates through the phases of clinical development.

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The following table summarises the primary sources and uses of cash for each period presented (in thousands):

	Three months ended March 31,
	2024		2023
Cash and cash equivalents at beginning of the period	$327,883	£259,463	£404,577
Net cash flows used in operating activities	(38,999)	(30,861)	(43,388)
Net cash flows used in investing activities	(63,003)	(49,856)	(163,396)
Net cash flows used in financing activities	(1,064)	(842)	(730)
Net decrease in cash and cash equivalents	$(103,066)	£(81,559)	£(207,514)
Exchange gain/(loss) on cash and cash equivalents	576	456	(1,655)
Cash and cash equivalents at the end of the period	$225,394	£178,360	£195,408

Supplemental disclosure of total cash inflow information

	Three months ended March 31,
	2024		2023
Decrease in cash and cash equivalents	$(103,066)	£(81,559)	£(207,514)
Increase in short term bank deposits	60,613	47,965	150,723
Exchange gain/(loss) on cash and cash equivalents	576	456	(1,655)
Net decrease in cash, cash equivalents and short term bank deposits including foreign exchange gains/(losses) on cash and cash equivalents	$(41,876)	£(33,138)	£(58,446)

Net decrease in cash, cash equivalents and short-term bank deposits including foreign exchange gains/(losses) on cash and cash equivalents is not a measure defined by IFRS. We believe that the above disclosure is useful to investors as it illustrates the movement in the Company’s cash and short-term bank deposits during the period.

As a result, you should not consider the above in isolation from, or as a substitute analysis for, our results performed in accordance with IFRS.

Supplemental disclosure of operating cash inflow information

	Three months ended March 31,
	2024		2023
Cash flow from collaborations	$4,591	£3,633	£373
Amounts invoiced during the period	(829)	(656)	(543)
Foreign exchange (gains)/losses on trade receivables	(54)	(43)	9
Increase in trade receivables	$3,708	£2,934	£(161)

Operating Activities

Net cash outflows from operating activities totalled £30.9 million for the three months ended March 31, 2024, as opposed to £43.4 million for the three months ended March 31, 2023, primarily as a result of decreased R&D expenditure.

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We expect that our cash inflows will continue to be highly variable from period to period, primarily due to the structure of our collaboration agreements. These agreements generally include payments to us at inception of the contract and also upon the achievement of milestones, the timing and achievement of which are highly uncertain and difficult to predict.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2024 was £49.9 million, as compared to net cash used of £163.4 million for the three months ended March 31, 2023. The majority of the current period outflow relates to the investment of £150.0 million into a 6 month fixed term bank deposit on January 19, 2024, offset by amounts totalling £104.2 million received during the period upon the maturity of short term bank deposits placed during 2023.

Financing Activities

Net cash used in financing activities for the three months ended March 31, 2024 was £0.8 million as compared to net cash used of £0.7 million for the three months ended March 31, 2023. The majority of the current period financing cash outflow relates to payments of obligations under lease liabilities.

Funding Requirements

Since our inception, we have incurred significant losses due to our research and development expenses. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing operations, particularly as we advance our product candidates into clinical development and commercialisation.
We believe that our existing cash, cash equivalents and short term bank deposits will be sufficient to fund our operations and capital expenditure requirements well into 2027.

We may need to obtain additional financing to fund our future operations, including completing the development and commercialisation of our drug candidates. We are subject to risks related to the development and commercialisation of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Our forecast of sufficient financial runway to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. Our future capital requirements will depend on many factors, including, but not limited to:

•progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enrol subjects and manufacture drug candidates for our ongoing, planned and potential future clinical trials;
•time and costs required to perform research and development to identify and characterise new drug candidates from our research programmes;
•time and costs necessary to obtain regulatory authorisations and approvals that are required to execute clinical trials or commercialise our products;
•our ability to successfully commercialise our drug candidates, if approved;
•our ability to have clinical and commercial products successfully manufactured consistent with the regulations of the U.S. Food and Drug Administration, the European Medicines Agency and other applicable regulatory authorities;
•amount of sales and other revenues from drug candidates that we may commercialise, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;
•sales and marketing costs associated with commercialising our products, if approved, including the cost and timing of building our marketing and sales capabilities;
•terms and timing of any revenue from our existing and future collaborations;
•costs of operating as a public company;
•time and cost necessary to respond to technological, regulatory, political and market developments;
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•costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•costs associated with, and terms and timing of, any potential acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish; and
•inability of clinical sites to enrol patients as healthcare capacities are required to cope with geopolitical conflict, natural disasters (that could be a result of climate change) or other health system emergencies such as the COVID-19 pandemic.

The outcome of any of these or other variables with respect to the development of any of our current and future drug candidates could significantly change the costs and timing associated with the development and commercialisation of that drug candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Known Trends, Events and Uncertainties

While the long-term economic impact of the wars in Ukraine and Israel is difficult to assess or predict, each of these events has caused significant disruptions to and increased volatility in the global financial markets. Furthermore, the United States and the United Kingdom continue to face increased risk of inflation, which may result in increased operating costs (including labour costs) and may affect our operating budgets. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience increases in the near future (especially if inflation rates continue to rise) on our operating costs, including our labour costs and research and development costs, due to supply chain constraints, consequences associated with the ongoing wars in Ukraine and Israel, and employee availability and wage increases, which may result in additional stress on our working capital resources. If the disruptions and instability deepen or persist, we may not be able to access our cash as needed or to raise additional capital on favourable terms, or at all, which could in the future negatively affect our financial condition and our ability to pursue our business strategy.

Critical Accounting Policies and Significant Judgements and Estimates

Our unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023 are prepared in compliance with IAS 34, as issued by the IASB. The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the value of assets and liabilities — as well as contingent assets and liabilities — as reported on the statement of financial position date, and revenues and expenses arising during the reporting period We describe our significant accounting policies and judgements in Note 2e, “Significant accounting policies” and Note 3 “Critical Accounting estimates and judgements” in our unaudited condensed consolidated financial statements for the three months ended March 31, 2024.
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